FOREWORD
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     Ontario's edge — its competitive advantage — is its people. Ontario is at its best when its  people  have the  opportunities  and tools  they need to reach their full potential.

     Since taking office in 2003,  the McGuinty  government  has invested in the programs and  services to help  Ontario's  people and families  reach their full potential — publicly funded education,  universal health care, modern infrastructure, support for vulnerable citizens and a greener Ontario.

     The government has been able to support these priorities to help people and families because of its disciplined and prudent fiscal  management over the past four years and  because of its  five-point  economic  plan.  This plan encourages  growth and job creation  through ongoing  investments in skills
     and  knowledge,   infrastructure,   competitiveness,   innovation  and  key
     partnerships.

     These  strategic  investments,  combined  with  the  efforts  of  Ontario's hard-working  people, have strengthened the economy and created jobs. Since
     October  2003,  the  Ontario  economy  has  created  456,800  net new jobs, including 101,100 in 2007.

     Although  the  Ontario  economy  continues  to grow,  a number of  external factors  —  including  a slower  U.S.  economy,  higher oil prices and the stronger  Canadian  dollar — have caused growth to moderate.  Some sectors and  communities  have lost jobs. In the 2007  Economic  Outlook and Fiscal
     Review, the government took action to boost Ontario's ability to compete in the global economy by lowering costs for  businesses,  helping  workers and
     communities   adjust  to   competitive   challenges,   and   investing   in
     infrastructure.

     The government cannot control the changes affecting Ontario's economy,  but it can seize the economic  opportunities  they create and can,  through its economic  plan,  help make these  changes  positive  ones for  families and businesses.  The  government's  goal is to ensure that Ontarians have good, well-paying  jobs that permit them to succeed and support  their  families.
     That means giving:

     o    children  and  youth  the  best  possible  elementary,  secondary  and postsecondary education, apprenticeship and skills training

     o    workers of all ages ongoing  opportunities to upgrade their skills and pursue lifelong learning

     o    workers facing change the support and long-term  retraining  they need not just to find new jobs, but to find better jobs

     o    newcomers to Ontario the  information,  access,  training and language skills they need to reach their potential

     o    the  unemployed  and  underemployed  the  literacy  skills,   academic
          upgrading, training and support they need to enter the workforce.

     In this Budget,  the government  continues its  investments in its greatest strength — its people.

     1. Investing in Skills and Knowledge

     This Budget announces a $1.5 billion, three-year Skills to Jobs Action Plan to help people get  well-paying,  stable jobs through programs that support new skills for new careers,  increase access to postsecondary education and build places to learn. The centrepiece of the Skills to Jobs Action Plan is the Second Career Strategy — a $355 million investment over three years to help 20,000  unemployed  workers get long-term  training for new and better careers.  The Skills to Jobs Action Plan also includes $75 million over the next three years to expand  apprenticeship  training.  When  combined  with campus renewal capital investment included in the 2007 Economic Outlook and
     Fiscal Review, the government is investing $2 billion in the Skills to Jobs
     Action Plan.

     2. Investing in Infrastructure for a Stronger Ontario

     For   Ontario  to  achieve  its  full   potential,   it  must  have  modern
     infrastructure  that helps move people and goods  quickly and  efficiently.
     This  Budget   announces  $1  billion  in  new   municipal   infrastructure
     investments in 2007-08,  including $400 million for roads and bridges, $497 million for public  transit in the Greater  Toronto Area and Hamilton,  and
     $100 million to  rehabilitate  existing  social  housing  units,  including improving  their  energy  efficiency.  As part of its Skills to Jobs Action
     Plan, the government is also investing an additional $500 million to expand training centres, renew and expand university  facilities,  and enhance the
     College Equipment and Renewal Fund.

     3. Lowering Business Costs

     Ontario's  competitive strengths make it an attractive place for businesses
     to  locate  and  create  jobs.   Businesses  in  Ontario   benefit  from  a
     well-trained and highly educated  workforce,  a publicly funded health care system, proximity to major markets, and excellent infrastructure and public services.  Maintaining  a tax system  that is  competitive  builds on these strengths,  promotes investment and encourages economic growth. This Budget
     proposes   $750  million  in  tax  measures  over  four  years  to  support businesses,  primarily  benefiting  Ontario's  manufacturing  and  resource sectors.  These measures include  eliminating and rebating the Capital Tax, retroactive  to  January  1,  2007,  for  businesses  primarily  engaged in manufacturing and resource activities.  The government is also accelerating
     Business Education Tax rate cuts for northern businesses.

     4. Strengthening the Environment for Innovation

     Innovation  is  important  to  Ontario's  future  prosperity.  This  Budget includes measures to foster  innovative firms,  including a 10-year Ontario income tax exemption for new corporations that  commercialize  intellectual
     property  developed  by  qualifying  Canadian  universities,   colleges  or
     research   institutes.   The  government  is  also  enhancing  the  Ontario
     Innovation  Tax Credit and  investing  $250  million over five years in the
     Ontario Research Fund.

     5. Forming Key Partnerships to Strengthen Ontario

     Key  partnerships   with  industry  are  also  an  important  part  of  the
     government's economic plan. This Budget announces several measures to boost
     financial  and  business   services,   entertainment/creative   industries,
     tourism,  manufacturing,   mining,  forestry  and  agriculture.  Highlights
     include proposed  enhancements to the Ontario Interactive Digital Media Tax
     Credit and modernization of financial services  regulation.  In addition to measures to strengthen key sectors,  the Budget addresses the importance of the government's  partnerships with Aboriginal peoples,  municipalities and the federal government.

     Improving Quality of Life for People

     The  government  is  committed  to  improving  the  quality of life for all
     Ontarians,  including families and vulnerable citizens. This Budget invests in several  initiatives under the government's  Poverty Reduction Strategy, including  $135 million over three years to provide  better dental care for low-income  families  and $32  million  over  three  years for the  Student
     Nutrition  Program.  A two per cent increase to benefits  under the Ontario
     Works and Ontario Disability Support Program,  and to the comfort allowance for residents of long-term care homes, is proposed for 2008-09.  The Budget also  proposes a new  property  tax grant of $1 billion over five years for low- and moderate-income senior homeowners.

     Excellent  public  education,  better health care and a greener Ontario are ongoing priorities for the government.

     This Budget proposes  several  initiatives to improve student  achievement, including investments to expand special education, Aboriginal education and
     English as a Second  Language  programs.  Grants for Student  Needs funding will rise to $18.8 billion in 2008-09.

     The  government  is also  proposing  to expand  the Wait Time  Strategy  to include  emergency  departments;  to move  towards  hiring  9,000 nurses by
     2011-12;  and to implement a new Chronic Disease  Prevention and Management
     Strategy, starting with diabetes.

     Measures to build a greener Ontario include  proposing to extend the Retail
     Sales Tax  exemption on ENERGY STAR ®  household  appliances  and light bulbs for an  additional  13 months  and  initiatives  to  address  climate change, including investments in public transit.

     The government  has been able to make major  investments in people over the
     past  four  years  and  commit  to  future   investments   because  of  its
     disciplined,  prudent and balanced management.  The government has restored the  Province's  fiscal  health,  eliminating  the $5.5 billion  deficit it inherited.

     Building on this record of sound fiscal management, the Budget anticipates a 2007-08 surplus of $600 million. The medium-term fiscal outlook projects balanced budgets for the following three years, putting Ontario on track to post six consecutive balanced budgets between 2005-06 and 2010-11, the most consecutive balanced budgets for the Province since 1908.(1)

     The  government  continues  to urge the  federal  government  to work  with
     Ontario to address  the  province's  current  challenges  and become a full partner in building  Ontario's  long-term  prosperity.  This  requires  new federal investments to help meet the needs of laid-off workers that are not being  met  by the  federal  Employment  Insurance  program,  help  Ontario manufacturers,  partner with Ontario to invest in infrastructure and ensure fairness in federal health transfers to Ontario.

     This  Budget  also  builds on the  government's  investments  since 2003 to strengthen  health  care,  education  and  infrastructure,  and protect the environment. These investments have yielded significant results.

     In health care:

     o    wait times are down for cataract surgery,  hip and knee  replacements, cancer surgery, MRI scans, CT scans and pediatric surgery

     o    more than 500,000  Ontarians  who didn't have a family doctor now have one

     o    more than 8,000 nurses have been hired between 2003 and 2008

     o    the Northern  Ontario School of Medicine — Canada's first new medical school in over 30 years — has opened,  and the government is creating four new satellite medical schools in Kitchener-Waterloo, Windsor, St.
          Catharines and Mississauga,  contributing to an increase in first-year medical school enrolment of 23 per cent between 2003-04 and 2008-09.

     In education:

     o    student  achievement  levels are up;  Grades 3 and 6 test results have increased by an average of nine percentage points since 2002-03

     o    high school graduation rates have increased to 75 per cent from 68 per cent since  2003-04;  10,500 more  students are  graduating  from high school every single year

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(1) Based on today's accounting standards.

     o    99.7 per cent of primary classes have 23 or fewer  students,  compared to 64 per cent in 2003-04, and 88.4 per cent have 20 or fewer students

     o    under the government's  $6.2 billion Reaching Higher plan, 93,000 more students are attending  colleges and universities than in 2002-03 — a
          22 per cent increase

     o    110,000  apprentices  are learning a trade today — nearly 50,000 more than in 2002-03.

     In infrastructure:

     o    the  government  is  making  significant   progress  to  complete  its
          five-year,  $30 billion ReNew Ontario  infrastructure plan — creating the equivalent of about 330,000  full-time  jobs. The government  will invest another $60 billion over 10 years to modernize  infrastructure, creating the equivalent of about 660,000 full-time jobs by 2020.

     For the environment:

     o    the government has created a greenbelt that protects approximately 1.8 million acres of  environmentally  sensitive and agricultural  land in the Greater Golden Horseshoe

     o    the Next  Generation of Jobs Fund is helping to develop clean auto and green technology/fuels

     o    transit projects across Ontario are reducing gridlock and pollution

     o    50 million new trees will be planted by 2020 to fight climate change

     o    640,000 homes have received a free energy-efficient light bulb through
          Project Porchlight, with assistance from government partnerships.

     In this  Budget,  the  first  of its  second  mandate,  the  government  is continuing to invest in the things that matter most to  Ontarians.  Through its investments in people, the government will further strengthen  economic growth,  create new jobs and  continue  to enhance  the quality of life for all.